Exhibit 99.1

Luxoft Holding, Inc Reports Results for Three and Nine Months Ended December 31, 2013

Tortola, BVI — February 12, 2014 —/BusinessWire/ — Luxoft Holding, Inc (NYSE: LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced results for the three and nine months ended December 31, 2013.

Highlights — Three Months Ended December 31, 2013

•                  US GAAP revenue amounted to $110.6 million, an increase of 32.5% year over year and 13.2% sequentially

•                  Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) was $22.7 million and EBITDA margin was 20.5%, compared to $17.7 million and 21.2% in the year ago quarter and $19.5 million and 19.9% sequentially

•                  Diluted earnings per share (EPS) on a US GAAP basis was $0.54, compared to $0.42 in the year-ago quarter and $0.40 sequentially

•                  Diluted EPS on a non-GAAP basis was $0.54, compared to $0.47 in the year-ago quarter, and $0.47 sequentially

Highlights — Nine Months Ended December 31, 2013

•                  US GAAP revenue amounted to $292.1 million, an increase of 27.7% year over year

•                  Adjusted EBITDA was $56.5 million and EBITDA margin was 19.3%, compared to $41.3 million and 18.1% for the same period last year

•                  Diluted EPS on a US GAAP basis was $1.27, compared to $0.88 in the nine months of last year

•                  Diluted EPS on a non-GAAP basis was $1.38, compared to $1.05 in the nine months of last year

•                  Employee attrition declined to 10.4% from 12.7% for the same period a year ago

Revenue for the three months ended December 31, 2013 increased to $110.6 million, up 32.5% from $83.5 million for the same period a year ago, and 13.2% sequentially. Adjusted EBITDA was $22.7 million and corresponding margins of 20.5%, as compared to $17.7 million and 21.2%, respectively, in the year ago quarter, and $19.5 million and 19.9% sequentially. US GAAP net income was $17.7 million, or $0.54 per diluted share, compared to $12.5 million and $0.42 per diluted share for the same period a year ago, and $13.3 million and $0.40 sequentially. Non-GAAP net income was $17.7 million, or $0.54 per diluted share, compared to $14.1 million and $0.47 per diluted share for the same period a year ago, and $15.5 million and $0.47 sequentially. Reconciliations between non-GAAP financial measures and US GAAP operating results and diluted EPS are included at the end of this release.

Revenue for the nine months ended December 31, 2013 increased to $292.1 million, up 27.7% from $228.7 million for the same period a year ago. Operating income was $46.3 million, an increase of 48.4% year over year from $31.2 million in the first nine months of last year.  US GAAP net income was $40.8 million, or $1.27 per diluted share, compared to $26.7 million and $0.88 per diluted share for the same period a year ago.  Non-GAAP net income was $44.4 million, or $1.38 per diluted share, compared to $31.9 million and $1.05 per diluted share for the same period a year ago.

“We are glad to report that Luxoft had a very successful third quarter that translated into significant revenue growth and profitability.  We have built new partnerships, generated first sales of our products, added multinational clients, created new solutions and expanded our global presence.  The outsourcing industry is rapidly changing and clients are looking far beyond optimization and labor arbitrage opportunities when selecting their vendors.  They are in need of engineering services with specialized domain expertise that are consistent, cost-predictable and efficient.  This creates demand for tailored end-to-end solutions and managed delivery capabilities - one of the main reasons for our accelerated growth.  We identified this trend over two years ago and built our growth strategy to become a go-to provider for such services within the areas of our focus, especially in the finance and automotive sectors,” said Dmitry Loschinin, President and Chief Executive Officer.  “Also, on November 27, 2013 we successfully executed our secondary equity offering and would like to thank all of you for that support and interest in our story.  I look with confidence to the end of this financial year and am excited for all of the opportunities that lie ahead of our company during financial year 2015 and beyond.”

Virtually all of Luxoft’s verticals experienced strong revenue growth, with Financial services and Automotive and transport delivering the strongest performance: 36% and 80% growth, respectively, for the first nine months of the year, on a year-over-year basis.   The company continues to see dynamic growth across its core revenue-generating geographies: revenues generated in the U.S. increased 56%, and in the U.K. increased 34%, compared to the year-ago quarter.  Luxoft finished the first nine months of this financial year with 7,273 employees, of which 6,142 were delivery professionals, who continued to drive average productivity during this period to a record of $70,000 per engineer.

“This has been one of the strongest quarters in the history of Luxoft in terms of both, revenue and profitability.  We have generated robust growth coupled with increased productivity, which on one hand was supported by strong demand from North America and across Europe, while on the other by the increasing contribution from the high potential account group and growth from the top 10 accounts. The profitability that we reported today on operating and net income margin levels is one of the highest since inception of the Company,” said Roman Yakushkin, Chief Financial Officer.  “In the third quarter we reached yet another record high on annualized revenue per delivery employee of approximately $73,000, while reducing attrition by 50 basis points from the last quarter to 10.4%.  Financial year 2014 is shaping up to be a year of strong growth and profitability and thus, we increase our revenue and earnings per share guidance.”

Outlook for the Year Ending March 31, 2014:

The Company is providing the following guidance for the financial year ending March 31, 2014:

•                  Revenue is expected to be at least $396.0 million, an increase of at least 26.0% year over year, revised from previous guidance of at least $384.0 million and 22%, respectively

•                  Adjusted EBITDA margin is expected to be in the range of 17.0% - 19.0%

•                  Diluted EPS is expected to be at least $1.50 on a US GAAP basis and at least $1.70 on a non-GAAP basis, revised from previous guidance of at least $1.40 and $1.60, respectively

•                  EPS is based on an estimated weighted average of 32,242,676 diluted shares

“It was another exciting quarter for us.  Our current pipeline looks good and we made significant progress in several critical aspects outlined in our growth strategy.  First, we started to monetize our product portfolio — our advanced visualization and risk management product Horizon and our mobile e-banking tool iStockTrack aided new client wins and contributed to our revenues for the past three months. Second, we unveiled two new solutions, AllView and Ulmo, for our clients in the automotive and telecom sectors, respectively.  These solutions allow us to quickly demonstrate our capabilities and prove certain concepts, and enable our clients achieve better time-to-market and reduced development lifecycles that ultimately aid their results on the bottom line.  Third, increased demand for our services and expertise, growth of our top 10 and high potential clients prompted us to further expand our global delivery model.    I am pleased to report that we have expanded Luxoft’s presence in CEE and opened our 20th office and 15th global delivery location in Sofia, Bulgaria.  Lastly, we have already started to see tangible results from the collaborations with various global players we discussed over the last several months with the market.  We continue to build a strong company and look forward to further delivering on the promises made to our shareholders, clients, and partners, “ said Michael Friedland, Executive Vice President.

Conference Call Information:

Luxoft Holding, Inc will host a conference call on February 13, 2014 at 8:00 a.m. EST to discuss its financial results for the three and nine months ended December 31, 2013. To access the conference call, please dial 877-407-8293 (for  U.S. callers) or 201-689-8349 (for international callers).  A live webcast of the conference call will also be available during the call and can be accessed at https://event.webcasts.com/starthere.jsp?ei=1028369. Participants, please access the website at least 10 minutes prior to the call to register and follow the instructions provided on the website to download and install the necessary applications. An archived recording of the conference call will be available for a limited time by dialing one of the following numbers: 877-660-6853 (for U.S. callers) or 201-612-7415 (for international callers) and entering the conference ID#13574724. The replay will be available from two hours as of the end of the call and up to 11:59 p.m. EST on February 27, 2014. The replay details will also be available at Luxoft’s Investor Relations section during the same time period.

About Luxoft:

Luxoft Holding, Inc (NYSE: LXFT) is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Luxoft’s solutions are based on its proprietary products and platforms that directly impact its clients’ business outcomes and efficiently deliver continuous innovation.  The company’s core resources are located in Central and Eastern Europe.  Luxoft has 15 delivery centers world-wide, 20 offices and presence in 13 countries, employing over 7,200 people.  Luxoft is domiciled in Tortola, British Virgin Islands, has its principal executive office in Zug, Switzerland and is listed on the New York Stock Exchange (LXFT US). For more information, please visit http://www.luxoft.com.

Non-GAAP Financial Measures:

To supplement our financial results presented in accordance with US GAAP, this press release includes the following measures defined by the Securities and Exchange Commission as non-GAAP financial measures: earnings before interest, tax, depreciation and amortization (EBITDA); adjusted EBITDA; non-GAAP net income and non-GAAP diluted Earnings per share (EPS). Non-GAAP diluted EPS are calculated as non-GAAP net income divided by weighted average number of diluted shares. We provide these non-GAAP financial measures because we believe that they present a better measure of our core business and management uses them internally to evaluate our ongoing performance.  Accordingly, we believe that these non-GAAP measures are useful to investors in enhancing their understanding of our operating performance.  These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable US GAAP measures. The non-GAAP results and a full reconciliation between US GAAP and non-GAAP results are provided in the accompanying tables at the end of this press release.

Forward-Looking Statements:

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; seasonal trends and the budget and work cycles of our clients; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate; our expectations with respect to the proportion of our fixed price contracts; our expectation that our Freedom Professional Services and Technologies LLC acquisition will help us develop new practice expertise; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; IBS Group Holding Limited and its subsidiaries consideration of further divesting all or a portion of its ownership interest in us; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading “Risk Factors” in the final prospectus for our initial public offering, the final prospectus for our secondary offering and other documents filed with the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Investor Relations:

Alina V. Plaia

Vice President

(212) 964-9900 (ext. 2404)

ir@luxoft.com

Luxoft Holding, Inc

Condensed consolidated statements of comprehensive income

(In thousands of US dollars)

	For the three months ended December 31,		For the nine months ended December 31,
	2012	2013	2012	2013
	(unaudited)		(unaudited)
Sales of services	$83,524	$110,621	$228,652	$292,050
Operating expenses	—	—	—	—
Cost of services (exclusive of depreciation and amortization)	47,618	62,669	135,862	166,832
Selling, general and administrative expenses	19,364	24,165	55,067	68,586
Depreciation and amortization	2,307	3,457	6,500	9,392
Loss from revaluation of contingent liability	—	181	—	909
Operating income	14,235	20,149	31,223	46,331

Other income and expenses
Interest expense, net	(278)	(392)	(941)	(1,199)
Other gains/(loss), net	63	232	54	149
Gain (loss) from foreign currency exchange contract	(406)	(109)	(703)	(317)
Net foreign exchange gain (loss)	243	(361)	22	(620)
Income from continuing operations before income taxes	13,857	19,519	29,655	44,344
Provision for income tax	(1,322)	(1,809)	(2,926)	(3,516)
Net income	$12,535	$17,710	$26,729	$40,828
Net (income)/loss attributable to the non-controlling interest	—	—	—	—
Net income attributable to the Group	$12,535	$17,710	$26,729	$40,828

Comprehensive income, net of tax
Foreign currency translation adjustment	(162)	74	(1,298)	1,141
Comprehensive income	$12,373	$17,784	$25,431	$41,969
Other comprehensive income/(loss) attributable to the non-controlling interest	—	—	—	—
Comprehensive income attributable to the Group	$12,373	$17,784	$25,431	$41,969

Luxoft Holding, Inc

Condensed consolidated Balance Sheet

(In thousands of US dollars except share amounts)

	As of March 31, 2013	As of December 31, 2013 (unaudited)
Assets
Current assets:
Cash and cash equivalents	$4,499	$42,304
Trade accounts receivable, net of allowance for doubtful accounts of $487 at March 31, 2013 and $609 at December 31, 2013	77,562	86,929
Work-in-progress	3,478	3,793
Due from related parties	6,811	2,842
VAT and other taxes receivable	810	1,678
Deferred tax assets	238	—
Advances issued	1,964	5,264
Other current assets	1,650	2,152
Total current assets	97,012	144,962

Non-current assets:
Property and equipment, net	21,860	26,320
Intangible assets, net	22,357	21,405
Goodwill	11,351	11,351
Due from related parties	430	—
Other non-current assets	2,212	2,164
Total non-current assets	58,210	61,240
Total assets	$155,222	$206,202

Luxoft Holding, Inc

Condensed consolidated Balance Sheet

(In thousands of US dollars except share amounts)

	As of March 31, 2013	As of December 31, 2013 (unaudited)
Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	$16,576	$27,850
Accounts payable	9,177	6,121
Advances received	1,384	1,050
Accrued liabilities	12,592	10,580
Deferred revenue	—	261
Due to related parties	136	464
Capital lease obligations, current portion	183	24
VAT and other taxes payable	4,489	5,376
Payable for business acquisition, current	2,015	2,376
Dividends payable to shareholders (Note 9)	125	19
Deferred tax liability, current	230	91
Foreign currency exchange contract financial liabilities	—	123
Payable for software acquisition, current	3,265	3,652
Other current liabilities	178	357
Total current liabilities	50,350	58,344

Deferred tax liability, non-current	3,464	2,830
Capital lease obligations, less current portion	6	—
Payable for business acquisition, non-current	3,790	4,803
Payable for software acquisition, non-current	2,317	1,703
Total liabilities	59,927	67,680

Shareholders’ equity:
Share capital (36,400,000 shares authorized, 30,593,080 issued and outstanding with no par value as at March 31, 2013; 80,000,000 shares authorized, and 32,758,535 issued and outstanding with no par value as at December 31, 2013)	—	—
Additional paid-in capital	50,936	82,674
Retained earnings	46,720	57,068
Accumulated other comprehensive loss	(2,393)	(1,252)
Total shareholders’ equity attributable to the Group	95,263	138,490
Non-controlling interest	32	32
Total equity	95,295	138,522
Total liabilities and equity	$155,222	$206,202

Luxoft Holding, Inc

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(Unaudited)

(In thousands of US dollars, except per share amounts and percentages)

	Three Months Ended December 31,
				2013	Nine Months Ended December 31,
	2013	2013		Non-	2013	2013		2013
	GAAP	Adjustments		GAAP	GAAP	Adjustments		Non-GAAP
Operating income	20,149	(16	)(a)	20,133	46,331	3,534	(a)	49,865
Operating margin	18.21%	(0.01)%		18.20%	15.86%	1.21%		17.07%
Net income	17,710	(16	)(b)	17,694	40,828	3,534	(b)	44,362
Diluted earnings per share	$0.54	—		$0.54	$1.27	—		$1.38

	Three Months Ended December 31,
				2012	Nine Months Ended December 31,
	2012	2012		Non-	2012	2012		2012
	GAAP	Adjustments		GAAP	GAAP	Adjustments		Non-GAAP
Operating income	14,235	1,576	(a)	15,811	31,223	5,191	(a)	36,414
Operating margin	17.04%	1.89%		18.93%	13.66%	2.27%		15.93%
Net income	12,535	1,576	(b)	14,111	26,729	5,191	(b)	31,920
Diluted earnings per share	$0.42	—		$0.47	$0.88	—		$1.05

	Three Months Ended December 31,		Nine Months Ended December 31,
(a)	2012	2013	2012	2013
Adjustments to GAAP operating income
Stock-based compensation expense	$1,254	$(838)	$4,225	$702
Amortization of purchased Intangible assets	322	641	966	1,923
Loss from revaluation of contingent liability	—	181	—	909
Total Adjustments to GAAP income from operations:	$1,576	$(16)	$5,191	$3,534

	Three Months Ended December 31,		Nine Months Ended December 31,
(b)	2012	2013	2012	2013
Adjustments to GAAP net income
Stock-based compensation expense	$1,254	$(838)	$4,225	$702
Amortization of purchased Intangible assets	322	641	966	1,923
Loss from revaluation of contingent liability	—	181	—	909
Total Adjustments to GAAP net income	$1,576	$(16)	$5,191	$3,534

	Three Months Ended December 31,		Nine Months Ended December 31,
	2012	2013	2012	2013
Net income	$12,535	$17,710	$26,729	$40,828
Adjusted for:
Interest Expense	278	392	941	1,199
Income tax	1,322	1,809	2,926	3,516
Depreciation and Amortization	2,307	3,457	6,500	9,392
EBITDA	$16,442	$23,368	$37,096	$54,935
Adjusted for
Stock based compensation	1,254	(838)	4,225	702
Change in fair value of contingent consideration	—	181	—	909
Adjusted EBITDA	$17,696	$22,711	$41,321	$56,546

Luxoft Holding, Inc

Schedule of supplemental information (unaudited)

(In thousands of US dollars, percentages)

	Revenue for the three Months Ended December 31,
	2012		2013
Client location	Amount	% of sales	Amount	% of sales
U.S.	$31,393	37.6%	$49,033	44.3%
UK	23,464	28.1%	31,488	28.5%
Germany	9,284	11.1%	7,454	6.7%
Russia	10,038	12.0%	13,141	11.9%
Canada	4,762	5.7%	2,945	2.7%
Rest of Europe	3,824	4.6%	5,931	5.4%
Other	759	0.9%	629	0.5%
Total	$83,524	100%	$110,621	100%

	Revenue for the nine Months Ended December 31,
	2012		2013
Client location	Amount	% of sales	Amount	% of sales
U.S.	$85,078	37.2%	$122,632	42.0%
UK	65,804	28.8%	83,570	28.6%
Germany	27,825	12.2%	30,011	10.3%
Russia	22,933	10.0%	29,507	10.1%
Canada	13,252	5.8%	10,247	3.5%
Rest of Europe	10,497	4.6%	14,907	5.1%
Other	3,263	1.4%	1,176	0.4%
Total	$228,652	100%	$292,050	100%

	Revenue for the three Months Ended December 31,
	2012		2013
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	$45,635	54.6%	$65,840	59.5%
Automotive and transport	6,143	7.4%	12,988	11.7%
Travel and Aviation	11,877	14.2%	10,859	9.8%
Technology	9,431	11.3%	9,472	8.6%
Telecom	7,644	9.2%	8,060	7.3%
Energy	2,364	2.8%	2,825	2.6%
Other	430	0.5%	577	0.5%
Total	$83,524	100%	$110,621	100%

	Revenue for the nine Months Ended December 31,
	2012		2013
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	$124,333	54.4%	$169,525	58.0%
Automotive and transport	18,751	8.2%	33,823	11.6%
Travel and Aviation	29,660	13.0%	29,567	10.1%
Technology	25,082	11.0%	26,242	9.0%
Telecom	23,225	10.1%	24,142	8.3%
Energy	6,264	2.7%	7,124	2.4%
Other	1,337	0.6%	1,627	0.6%
Total	$228,652	100%	$292,050	100%